Exhibit I

               [Letterhead of Public Utilities Commission of Ohio]





May 11, 2005

Honorable William H. Donaldson
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: SEC Docket 70-10254

Dear Chairman Donaldson:

         The Public Utilities Commission of Ohio (PUCO) understands that Cinergy Corp. and The Cincinnati Gas & Electric Company (CG&E) filed a Declaration on Form U-1 as amended (Application) with The Securities and Exchange Commission
(SEC) in docket 70-10254. It is the Commission's understanding that the Application requests SEC authorization for CG&E to transfer at net book value its interest in certain electric generation facilities, namely East Bend, Miami Fort 6 and Woodsdale (Generation Assets), to its affiliate The Union Light Heat and Power Company (ULH&P). The PUCO is also aware that the Ohio Consumers' Counsel submitted a Motion to Intervene and Protest, and in the Alternative Motion for Hearing in this case.

         CG&E's generation assets required to serve UHL&P were not included in CG&E's revenue requirements during the time that the State of Ohio was under cost based rate making. Generating plant to serve UHL&P was allocated out of the revenue requirements because the service was provided under a non-jurisdictional wholesale contract. This is all disclosed in CG&E's last retail base rate case, 92-1464-EL-AIR. The Ohio ratepayers have not contributed any funds for generation assets required to serve the ULH&P load. On January 1, 2001 the State of Ohio deregulated the price for generation. Generation service in Ohio will now be provided at a market price. Transferring these assets to serve the ULH&P load will not have a material affect on retail market rates because it does not affect the regional market for electricity.

         During CG&E's Rate Stabilization Plan (RSP) proceeding before the PUCO, Case No. 03-93-EL-ATA, the transfer was raised by the parties to the case. CG&E provided testimony on the transfer of the Generating Assets and was subject to questioning during the proceeding regarding the transfer. In the September 29, 2004, Order issued by the PUCO in the RSP case, the PUCO recognized that CG&E would transfer the Generating Assets to ULH&P.

         If you require additional information, please feel free to contact me.


                                   Sincerely



                                   /s/ Alan R. Schriber
                                   Alan R. Schriber
                                   Chairman Public Utilities Commission of Ohio






Cc:   Meyer Eisenberg (Acting Director) Division of Investment Management
      David Smith, Associate Director Division of Investment Management Catherine A. Fisher, Assistant Director Division of Investment Management Robert P. Wason, Chief Financial Analyst Division of Investment Management